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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                           MICROFIELD GRAPHICS, INC.
         -------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
               ------------------------------------------------
                        (Title of Class of Securities)

                                    59506W1
                           ------------------------
                                (CUSIP Number)


             Jon D. Botsford, Steelcase Inc., 901-44th St. S.E.,
                    Grand Rapids, MI 49508, (616) 246-9600
 -----------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                August 28, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 59506W1                                           Page 2 of 5 Pages
         ---------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

  NUMBER OF        -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
    EACH           833,737
  REPORTING    -----------------------------------------------------------------
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH
                   507,000
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,106,971
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 59506W1                                                              3

     This Amendment is being filed to amend the Schedule 13D filed by Steelcase Inc. on March 30, 1998. All references herein to the "Original 13D Filing" refer to the Schedule 13D filed on March 30, 1998.



Item 1. Security and Issuer.

     The title of the class of equity securities to which this statement relates is Common Stock ("Common Stock"), of Microfield Graphics, Inc., an Oregon corporation (the "Company"). The address of the Company's principal executive offices is 7216 SW Durham Road, Portland, Oregon 97224.

Item 2. Identity and Background.

     This statement is being filed by Steelcase Inc. ("Steelcase"), a Michigan corporation. The principal business of Steelcase is the manufacture of office furniture and related products. The principal business and office address of Steelcase is 901-44th Street S.E., Grand Rapids, Michigan 49508.

     Steelcase has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Steelcase has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     This statement is being filed to report that, on August 28, 1998, Steelcase purchased 150,000 shares of Common Stock for an aggregate purchase price of $468,750, and on August 31, 1998, Steelcase purchased 7,000 shares of Common Stock for an aggregate purchase price of $19,107. The source of the funds used in making the purchases was the working capital of Steelcase.

Item 4. Purpose of Transaction.

     Steelcase acquired the additional shares of Common Stock in order to increase its investment in the Company based upon its belief that the purchase of such additional shares, at the time of purchase, represented a good investment of its funds. From time to time, Steelcase may acquire additional shares of Common Stock for investment purposes if market conditions are favorable.

     Steelcase does not have any current plans or proposals for (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the present board of directors or management of the Company,

CUSIP NO. 59506W1                                                              4

including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (iv) any material change in the Company's present capitalization or dividend policy, (v) any other material change in the Company's business or corporate structure, (vi) any changes in the Company's Articles of Incorporation or Bylaws or other actions which are intended to impede the acquisition of control of the Company by any person,
(vii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(viii) a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (ix) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.


     The number of shares of Common Stock beneficially owned by Steelcase is 1,106,971, which includes 350,000 shares acquired by Steelcase on March 19, 1998, 150,000 shares purchased by Steelcase on August 28, 1998, 7,000 shares purchased by Steelcase on August 31, 1998, 260,000 shares which Steelcase will have the right to acquire pursuant to a warrant (the "Warrant Shares") beginning on March 19, 1999, 326,737 shares owned by certain directors and executive officers of the Company (the "Company Executives") and 13,234 shares subject to issuance pursuant to options held by the Company Executives which are exercisable within 60 days (the "Option Shares"). The shares beneficially owned by Steelcase represent 28.4% of the Common Stock outstanding, based 3,627,919 shares of Common Stock were outstanding as of July 31, 1998, adjusted to reflect the Warrant Shares and the Option Shares.

     A Share Ownership, Voting and Right of First Refusal Agreement (the "Voting Agreement") was executed by the Company, Steelcase and the Company Executives on March 19, 1998, and is incorporated herein by reference to Exhibit 3 to the Original 13D Filing. Pursuant to the Voting Agreement, Steelcase has shared voting power over 833,737 shares of Common Stock. Steelcase disclaims any voting power over the Warrant Shares and the Option Shares. Subject to the Voting Agreement, Steelcase has sole dispositive power over the shares it owns. Steelcase disclaims any dispositive power over the Warrant Shares, the Option Shares and the shares presently held by the Company Executives.


     No other transactions involving Common Stock were effected by Steelcase within the sixty days prior to the date of this Amendment to Schedule 13D.

     No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by Steelcase.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Reference is made to Exhibits 1 through 4 of the Original 13D Filing and the descriptions thereof in the Original 13D Filing.

CUSIP NO. 59506W1                                                              5


Item 7. Material to be Filed as Exhibits.

None.


                                 SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 10, 1998                       STEELCASE INC.

                                                 By: /s/ Sheila C. Dayton
                                                     -------------------------
                                                     Sheila C. Dayton
                                                     Assistant General Counsel
                                                     and Assistant Secretary